NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

August 3, 2006

VIA EDGAR

Mr. H. Christopher Owings, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporate Finance
One Station Place
701 First Street, N.E.
Washington, D.C. 20002

Re:	Nitches Inc.
Registration Statement on Form S-1
Filed June 21, 2006
File No. 333-135477

Mr. Owings:

          This letter constitutes Nitches, Inc.’s request to withdraw the above referenced Registration Statement under Rule 477 of Regulation C promulgated under the Securities Exchange Act of 1933, as amended (the “Act”).

          The Registration Statement related to the issuance of shares in connection with a business combination transaction.  We have determined to complete that transaction in a private manner, and to register the resale of the shares.

          This letter will serve to confirm that no shares of common stock of Nitches have been or will be issued or sold under the Registration Statement.

          Thank you for your assistance in this matter.  Please call me at (858) 625-2636 or James Mercer of Duane Morris LLP, counsel to Nitches, at (619) 744-2209 if you have any questions, or if I can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt

Chief Executive Officer